VERSABANK

Annual and Special Meeting of Shareholders
London, Ontario – Wednesday, April 8, 2026

REPORT OF VOTING RESULTS

In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results of the matters voted on at the Annual and Special Meeting of Shareholders of VersaBank (the "Bank") held on April 8, 2026. Each of the matters set out below is described in greater detail in the Management Proxy Circular mailed to shareholders prior to the meeting.

1. Election of Directors

Each of the following nominees was elected as a director of the Bank.

NOMINEE	FOR	% FOR	WITHHELD	% WITHHELD
The Honourable Frank Newbould	10,971,287	98.55	161,216	1.45
Robbert-Jan Brabander	11,082,921	99.55	49,582	0.45
David A. Bratton	11,002,166	98.83	130,336	1.17
Gabrielle Bochynek	11,021,423	99.00	111,080	1.00
Peter M. Irwin	11,001,809	98.83	130,694	1.17
Richard Jankura	11,111,627	99.81	20,876	0.19
Arthur Linton	11,002,167	98.83	130,336	1.17
Susan T. McGovern	10,917,136	98.07	215,366	1.93
Scott Verity	11,099,367	99.70	33,136	0.30
David R. Taylor	11,086,908	99.59	45,595	0.41

2. Appointment of Auditors

Ernst & Young LLP was reappointed as auditors of the Bank.

FOR	% FOR	WITHHELD	% WITHHELD
12,743,557	99.83	21,360	0.17

3. Administrative By-Law Amendment

The administrative by-law amendment was approved.

FOR	% FOR	AGAINST	% AGAINST
11,108,139	99.78	24,354	0.22

Dated this 9th day of April 2026.

VERSABANK

"Brent Hodge"

Brent Hodge
Senior Vice President & General Counsel